Exhibit 2

Identification of Members of the Group.

Polygon Global Opportunities Master Fund

Kings Road Investments Ltd.

Polygon Investment Management Limited

Polygon Investments Ltd.

Polygon Investment Partners LLP

Polygon Investment Partners LP

Polygon Investment Partners HK Limited

Polygon Investment Partners GP, LLC

Reade E. Griffith

Alexander E. Jackson

Patrick G. G. Dear